

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Alicia A. Rolfe
Chief Financial Officer
Omnitek Engineering Corp.
1333 Keystone Way, Suite 101
Vista, California 92081

Re: Omnitek Engineering Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed on March 31, 2014
File No. 000-53955

Dear Ms. Rolfe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief